[Solectron Corporation Letterhead]

February 9, 2005

VIA EDGAR

Peggy A. Fisher
Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Solectron Corporation Registration Statement on Form S-4 (File No. 333-122032) Acceleration Request

Dear Ms. Fisher and Mr. Buchmiller:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Solectron Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on Thursday, February 10, 2005, or as soon thereafter as practicable.

     The Registrant hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please provide a copy of the Securities and Exchange Commission’s order declaring the registration statement effective to Daniel J. Weiser, Esq. via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050.

Very truly yours, SOLECTRON CORPORATION
/s/ Kiran Patel
Kiran Patel
Executive Vice President and Chief Financial Officer

cc:	Daniel J. Weiser, Esq. Alexander E. Kolar, Esq.